Exhibit 99.1




Joint Filer Information

Name of Joint Filer:	Evelyn H. Lauder

Address of Joint Filer:	c/o The Estee Lauder Companies Inc.
767 Fifth Avenue
New York, NY  10153

Relationship of Joint Filer to Issuer:	Officer (Senior Corporate Vice President)

Issuer Name and Ticker or Trading Symbol:	The Estee Lauder Companies Inc. [EL]

Date of Earliest Transaction Required
to be Reported (Month/Day/Year):	5/7/2010

Designated Filer:	Leonard A. Lauder